8910 University Center Lane, Suite 660 San Diego, CA 92122 858-459-7800 858-272-2738 (fax)

VIA EDGAR CORRESPONDENCE

August 15, 2013

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F Street N.E.

Washington, D.C. 20005

Attn:   Ms. Kaitlin Tillan, Assistant Chief Accountant

   Ms. Jeanne Bennett, Staff Accountant

RE:     Aethlon Medical, Inc.

Form 10-K for the Fiscal Year Ended March 31, 2013

File No. 000-21846

Dear Ms. Tillan and Ms. Bennett:

We are writing in connection with the above-captioned matter regarding Aethlon Medical, Inc.’s (the “Company”) disclosure in its Annual Report on Form 10-K for the fiscal year ended March 31, 2013 regarding the Company’s disclosure under Item 8 Financial Statements. We hereby provide supplementally the following responses in reply to the Staff’s comment letter dated August 1, 2013 (the “Comment Letter”). The numbered responses set forth below correspond to the numbering set forth in the Comment Letter. For your convenience, we have included each of the Staff’s comments before the relevant response.

Form 10-K for the Fiscal Year Ended March 31, 2013

Item 8. Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Revenue Recognition, page F-11

Comment No. 1

We note that you are using the milestone method of revenue recognition for your DARPA contracts. Please explain your basis for using this method for these contracts. Refer to FASB ASC 605-28 and 605-35.

Response

The Company has one contract with DARPA, which is a fixed-price contract. The Company considered the percentage of completion (“POC”) method and completed contract revenue recognition methods for the DARPA contract noting that they are only preferable when reasonably dependable estimates can be made. The term “reasonably dependable estimates” encompasses the extent of progress toward completion, contract revenue, and contract costs; thus, it covers an entity’s entire contract administration and management control system.

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Based on the fact that the Company has not been engaged on a continuing basis or otherwise to perform under any such contractual arrangements (thus has no history of demonstrating the ability to reasonably estimate costs), it appears that there is persuasive evidence (which is required by GAAP) to overcome the presumption that management has the ability to make such estimates. Absent the ability to generate “reasonably dependable estimates,” the Company may not use the percentage of completion method or completed contract method.

The Company has analyzed its revenue recognition policy and noted the following as they pertain to FASB ASC 605-28 Milestone Method:

In order to account for this contract, the Company identifies the deliverables included within the contract and evaluates which deliverables represent separate units of accounting based on certain criteria, including whether the delivered element has standalone value. The consideration received is allocated among the separate units of accounting, and the applicable revenue recognition criteria are applied to each of the separate units.

A milestone is an event having all of the following characteristics:

1.	There is substantive uncertainty at the date the arrangement is entered into that the event will be achieved. A vendor’s assessment that it expects to achieve a milestone does not necessarily mean that there is not substantive uncertainty associated with achieving the milestone.

2.	The event can only be achieved based in whole or in part on either: (a) the vendor’s performance; or (b) a specific outcome resulting from the vendor’s performance.

3.	If achieved, the event would result in additional payments being due to the vendor.

A milestone does not include events for which the occurrence is either: (a) contingent solely upon the passage of time; or (b) the result of a counterparty’s performance. The policy for recognizing deliverable consideration contingent upon achievement of a milestone must be applied consistently to similar deliverables.

As noted below, a milestone must be determined to be substantive in order to use the milestone method. The assessment of whether a milestone is substantive is performed only at the inception of the arrangement. The consideration earned from the achievement of a milestone must meet all of the following for the milestone to be considered substantive:

1.	The consideration is commensurate with either: (a) the vendor’s performance to achieve the milestone; or (b) the enhancement of the value of the delivered item or items as a result of a specific outcome resulting from the vendor’s performance to achieve the milestone;

2.	The consideration relates solely to past performance; and

3.	The consideration is reasonable relative to all of the deliverables and payment terms (including other potential milestone consideration) within the arrangement.

A milestone is not considered substantive if any portion of the associated consideration relates to the remaining deliverables in the unit of accounting (i.e., it does not relate solely to past performance). To recognize the milestone consideration in its entirety as revenue in the period in which the milestone is achieved, the milestone must be substantive in its entirety. Any one milestone and its related consideration cannot be bifurcated into substantive and non-substantive components. In addition, if a portion of the consideration earned from achieving a milestone may be refunded or adjusted based on future performance, the related milestone is not considered substantive.

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The Company analyzed each milestone, including in depth discussion with Dr. Richard Tullis, the Company’s Chief Science Officer, reviewing whether the consideration was commensurate with either (1) the entity's performance to achieve the milestone, or (2) the enhancement of the value of the delivered item(s) as a result of a specific outcome resulting from the entity's performance to achieve the milestone; the consideration related solely to past performance; and the consideration is reasonable relative to all of the deliverables and payment terms (including other potential milestone consideration) within the arrangement. The Company considered the following factors in order to conclude that each milestone was substantive:

•	The degree of certainty in achieving the milestone. .
•	Whether the Company’s efforts lead to achievement of the milestone.
•	Whether substantive effort is required to achieve the milestone. .
•	Whether the amount of the milestone payment is reasonable relative to (a) the Company’s efforts required to achieve the milestone or (b) the enhancement of value of the delivered item(s) resulting from the Company’s efforts.
•	Whether any portion of the milestone payment is related to future performance or deliverables.
•	Whether the amount of the milestone payment is reasonable relative to the other deliverables and other payment terms of the arrangement.

The Company believes the milestone method is appropriate and being properly applied.

Comment No. 2

Further, please explain how the company considers provisions for losses on contracts in its revenue recognition policy and revise your disclosure in future filings accordingly. Refer to FASB ASC 605-35-25-45 through 25-50.

Response

The Company presently does not have any contracts accounted for under the percentage-of-completion or completed-contract methods. However, if the Company had and accounted for contracts under such methods, it would provide for losses in the current period when they become apparent from the estimate process in accordance with FASB ASC 605-35-25-45 through 50.

Under FASB ASC 605-35-25-1, we note the following:

In accounting for contracts, the basic accounting policy decision is the choice between two generally accepted methods: the percentage-of-completion method including units of delivery and the completed-contract method. The determination of which of the two methods is preferable is based on a careful evaluation of circumstances because the two methods should not be acceptable alternatives for the same circumstances.

In particular, FASB ASC 605-35-25-45, indicates:

For a contract on which a loss is anticipated, GAAP requires recognition of the entire anticipated loss as soon as the loss becomes evident. An entity without the ability to update and revise estimates continually with a degree of confidence could not meet that essential requirement of GAAP.

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The milestone method, unlike the percentage-of-completion and completed contract-method noted above, does not take on an element of profit or loss estimate and therefore has no provision for losses inherent in the process.

We will add disclosure in future filings regarding our policy on provision for losses on contracts.

Comment No. 3

We note that you have two different types of contracts: fixed-price and cost-reimbursable. Please explain to us the difference in how you recognize revenue for each type of contract.

Response

As we noted in our responses to Comments number 1 and 2, we have one fixed-price contract in place, our contract with DARPA, on which we recognize revenue under the milestone method.

In our Form 10-K for the fiscal year ended March 31, 2013, we disclosed that “DARPA recently awarded a related contract for $22,830,840 to Battelle Memorial Institute (“Battelle”) to be the systems integrator for the various components being developed under the original contract, including our two components of the project. We agreed to become a subcontractor to Battelle under that systems integrator contract.” That subcontract will be under a time and materials basis and we expect to begin generating revenues under the subcontract during the fiscal year ending March 31, 2014. We did not record any revenue from that subcontract in the three months ended June 30, 2013. Our expected revenue from the subcontract will be at the discretion of Battelle. The Battelle subcontract is our first cost-reimbursable contract.

We did not record any revenue from the Battelle subcontract in the June 2013 quarter but did make our first invoice to Battelle in July. Our revenue under this contract will be a function of cost reimbursement plus an overhead mark-up for hours devoted to the project by specific employees (with specific hourly rates for those employees), for travel expenses related to the project, for any equipment purchased for the project and for the cost of any consultants hired by us to perform work on the project. Each payment will require approval by the program manager at Battelle.

While we have not concluded our final revenue recognition policy for the Battelle subcontract, we expect that it will be based upon our invoices to Battelle with the revenue presented in our statements of operations as part of our government contract revenue.

The Company hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Form 10-K for the fiscal year ended March 31, 2013;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to the Staff’s comments. Please do not hesitate to contact me at (858) 459-7800 (extension 300) if you have any questions regarding this matter.

Very truly yours,

/s/ Jim Frakes

James B. Frakes

Chief Financial Officer

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